November 22, 2010

Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Relating to Preliminary Prospectus dated November 4, 2010

Registration No. 333-169210

This free writing prospectus relates only to the securities described below and should be read together with the preliminary prospectus dated November 4, 2010 relating to this offering (the “Preliminary Prospectus”) included in Amendment No. 3 to the Registration Statement on Form S-1 (File No. 333-169210) of Zogenix, Inc. relating to these securities. The Preliminary Prospectus can be accessed through the following link: http://sec.gov/Archives/edgar/data/1375151/000119312510247019/ds1a.htm#toc88716_13 . The following information supplements and updates and, to the extent inconsistent, supersedes the information contained in the Preliminary Prospectus. You should read the entire Preliminary Prospectus carefully, especially the “Risk Factors” section and the financial statements and related notes, before deciding to invest in these securities. Unless otherwise stated or the context otherwise requires, references in this free writing prospectus to “Zogenix,” “we,” “us” and “our” refer to Zogenix, Inc., including, as of June 7, 2010, its consolidated subsidiary.

Common stock offered:	14,000,000 shares (or 16,100,000 shares if the underwriters’ over-allotment option is exercised in full). This reflects an increase in the number of offered shares from 6,000,000 shares (or 6,900,000 shares if the underwriters’ over-allotment is exercised in full) set forth in the Preliminary Prospectus.

Common stock to be outstanding after this offering:	33,563,802 shares (or 35,663,802 shares if the underwriters’ over-allotment option is exercised in full), based on shares outstanding as of September 30, 2010.

Initial public offering price per share:	$4.00 per share. This reflects a reduction from the estimated price range of $12.00 to $14.00 per share set forth in the Preliminary Prospectus.

Potential purchases by our current stockholders:	Abingworth Bioventures, Chicago Growth Partners II, L.P., Clarus Lifesciences I, L.P., Domain Associates, L.L.C., Scale Venture Partners II, LP, Thomas, McNerney & Partners, L.P. and Cam L. Garner, or funds affiliated with them, each of which is a current stockholder and which we refer to collectively as the Current Stockholders, have indicated an interest in purchasing an aggregate of 7,138,895 shares of our common stock in this offering at the initial public offering price. Although we anticipate that the Current Stockholders will purchase, and that the underwriters will sell to the Current Stockholders, all of these shares, indications of interest are not binding agreements or commitments to purchase and the Current Stockholders may determine to purchase less or no shares in this offering and the underwriters may determine to sell less or no shares in this offering to the Current Stockholders.

Underwriting discounts and commissions:	Underwriting discounts and commissions on any shares sold to the Current Stockholders as described in the preceding paragraph will be $0.0981 per share, and we will receive proceeds, before expenses, of $3.9019 per share on any such shares sold to the Current Stockholders. Underwriting discounts and commissions on all of the other shares sold to the underwriters in the offering contemplated by this free writing prospectus will be $0.28 per share, and we will receive proceeds, before expenses, of $3.72 per share in respect of those shares. Assuming that the Current Stockholders purchase all of the 7,138,895 shares of common stock they have indicated an interest in purchasing as described in the immediately preceding paragraph, after deducting the total underwriting discounts and commissions of approximately $2.6 million (or approximately $3.2 million if the underwriters’ over-allotment option is exercised in full) but before deducting expenses, total proceeds to us will be approximately $53.4 million (or approximately $61.2 million if the underwriters’ over-allotment option is exercised in full).

Shares issuable pursuant to convertible notes:	Upon completion of this offering, $15.0 million in aggregate principal amount of convertible promissory notes we issued in July 2010, or the 2010 Notes (including accrued interest thereon), will automatically convert into 3,873,756 shares of our common stock, assuming the conversion occurs on November 29, 2010 (the expected closing date of the offering).

Shares issuable pursuant to exercise of outstanding warrants:	The Preliminary Prospectus assumed that 198,575 shares of our common stock would be issued upon the expected net exercise of outstanding warrants, or the Series B Warrants, in connection with this offering because the Series B Warrants will terminate if not exercised prior to the completion of this offering. However, because the exercise price of the Series B Warrants of $11.00 per share exceeds the initial public offering price of $4.00 per share, the Series B Warrants will not be exercised. Accordingly, all information in the Preliminary Prospectus regarding the number of shares that we expected would be issued upon exercise of the Series B Warrants in connection with this offering is hereby updated to reflect that the Series B Warrants will terminate upon completion of this offering without having been exercised and that no such shares will be issued.

Use of proceeds:

We estimate that we will receive net proceeds of approximately $50.7 million (or approximately $58.5 million if the underwriters’ over-allotment option is exercised in full) from the sale of the shares of common stock offered by us in this offering, based on an initial public offering price of $4.00 per share and after deducting the underwriting discounts and commissions and estimated offering costs payable by us and assuming that the Current Stockholders purchase all of the shares that they have indicated an interest in purchasing as described above.

We intend to use approximately $35.0 million of the net proceeds from this offering to fund Phase 3 clinical trials and related development activities for ZX002 and approximately $15.7 million to fund ongoing commercialization of Sumavel DosePro and for working capital and for other general corporate purposes. Although it is difficult to predict future liquidity requirements, we believe that the net proceeds from this offering, together with our existing cash and cash equivalents, future product revenues and borrowings available under our $10.0 million revolving credit facility will be sufficient to fund our operations for at least the next 12 months. In particular, we believe the portion of the net proceeds from this offering intended to fund Phase 3 clinical trials and related development activities for ZX002, together with our existing cash and cash equivalents, future product revenues and borrowings available under our $10.0 million revolving credit facility, will enable us to complete the development of ZX002 through our planned submission of an NDA with the FDA, although we cannot assure you that this will occur. We may also use a portion of the net proceeds to in-license, acquire or invest in complementary businesses or products; however, we have no current commitments or obligations to do so.

Pro forma as adjusted balance sheet data:

The summary pro forma as adjusted balance sheet data appearing on page 10 of the Preliminary Prospectus is updated as follows: As of September 30, 2010 on a pro forma as adjusted basis, our cash and cash equivalents would have been approximately $62.4 million, our working capital would have been approximately $61.0 million, our total assets would have been approximately $104.3 million and our total stockholders’ equity would have been approximately $46.2 million, in each case after giving effect to the following transactions, which we refer to as the Pro Forma As Adjusted Transactions, as if they occurred as of September 30, 2010:

(1) the sale of 14,000,000 shares of common stock in this offering and our receipt of the estimated net proceeds therefrom, based on an initial public offering price of $4.00 per share and after deducting the underwriting discounts and commissions and estimated offering costs payable by us and assuming that the Current Stockholders purchase all of the 7,138,895 shares that they have indicated an interest in purchasing as described above;

(2) the conversion of all outstanding shares of our convertible preferred stock into 14,239,797 shares of our common stock upon the completion of this offering and the resultant reclassification of our convertible preferred stock warrant liability to stockholders’ equity (deficit) in connection with such conversion;

(3) the termination of all of the Series B Warrants upon completion of this offering without those warrants having been exercised;

(4) the issuance of 3,873,756 shares of our common stock upon completion of this offering as a result of the automatic conversion of the 2010 Notes (including accrued interest thereon), based on an initial public offering price of $4.00 per share and assuming the conversion occurs on November 29, 2010 (the expected closing date of this offering); and

(5) the conversion of our remaining warrants to purchase convertible preferred stock, which warrants are expected to remain outstanding upon the completion of this offering, into warrants to purchase our common stock.

Pro forma as adjusted capitalization:	The information appearing under the caption “Capitalization” in the Preliminary Prospectus is updated as follows: As of September 30, 2010 on a pro forma as adjusted basis, our cash and cash equivalents would have been approximately $62.4 million, total par value of our common stock would have been approximately $33,564, our additional paid-in capital would have been approximately $242.2 million, our total stockholders’ equity would have been approximately $46.2 million, and our total capitalization would have been approximately $68.6 million, in each case after giving effect to the Pro Forma As Adjusted Transactions described above as if they had occurred as of September 30, 2010. In addition, the number of pro forma as adjusted shares of preferred stock and common stock appearing in the preferred stock and common stock line items in the table on page 65 of the Preliminary Prospectus are updated as follows: after giving effect to the filing of our amended and restated certificate of incorporation as if the filing had occurred as of September 30, 2010, our pro forma as adjusted authorized capital stock would have consisted of 10,000,000 shares of preferred stock, par value $0.001 per share, and 100,000,000 shares of common stock, par value $0.001 per share; and, after giving effect to the Pro Forma As Adjusted Transactions described above as if they had occurred as of September 30, 2010, no shares of preferred stock and 33,563,802 shares of our common stock would have been issued and outstanding on a pro forma as adjusted basis as of that date.

Dilution:

The information appearing under the caption “Dilution” and the information regarding dilution appearing in the second full paragraph on page 55 of the Preliminary Prospectus is updated as follows: On a pro forma basis as of September 30, 2010, after giving effect to the Pro Forma As Adjusted Transactions described above (other than the issuance and sale of common stock in this offering) as if they had occurred as of that date, the pro forma net tangible book value (deficit) of our common stock would have been approximately $(4.4) million or approximately $(0.22) per share of our pro forma outstanding common stock. On a pro forma as adjusted basis as of September 30, 2010, after giving effect to the Pro Forma As Adjusted Transactions described above as if they had occurred as of that date, the pro forma as adjusted net tangible book value of our common stock would have been approximately $46.2 million, or approximately $1.38 per share of our pro forma as adjusted common stock. This represents an immediate increase in pro forma as adjusted net tangible book value of $1.60 per share to our existing stockholders and an immediate dilution in the pro forma as adjusted net tangible book value of $2.62 per share to investors participating in this offering. After giving effect to the Pro Forma As Adjusted Transactions described above as if they had occurred as of September 30, 2010, investors purchasing shares of common stock in this offering would have purchased 14,000,000 shares, or approximately 41.7%, of our outstanding common stock immediately following the completion of this offering and would have contributed $56.0 million, or approximately 25.3%, of the total consideration paid for our common stock, while existing stockholders before this offering would have purchased approximately 58.3% of our outstanding common stock immediately following completion of this offering and would have contributed approximately $165.5 million, or approximately 74.7%, of the total consideration paid for our common stock.

If the underwriters fully exercise their option to purchase 2,100,000 additional shares of common stock in the offering, our pro forma as adjusted net tangible book value per share after this offering would be $1.52 per share, the increase in our pro forma as adjusted net tangible book value per share attributable to investors participating in this offering would be $1.74 per share and the pro forma as adjusted dilution per share to new investors in this offering would be $2.48 per share. If the underwriters fully exercise their option to purchase 2,100,000 additional shares of common stock in this offering, our existing stockholders would own approximately 54.9% and our new investors would own approximately 45.1% of the total number of shares of our common stock outstanding upon completion of this offering.

If all of the in-the-money options and warrants to purchase our common stock that are expected to be outstanding immediately after completion of this offering are exercised, our pro forma as adjusted net tangible book value as of September 30, 2010 (calculated by assuming completion of the Pro Forma As Adjusted Transactions described above as of that date) would have been approximately $48.3 million, or approximately $1.41 per share, causing immediate pro forma as adjusted dilution of approximately $2.59 per share to investors participating in this offering.

For purposes of the information appearing in the three immediately preceding paragraphs, we have included the shares of common stock that we have assumed will be purchased in this offering by the Current Stockholders as described above in the shares of common stock purchased by investors in this offering.

Common stock valuation:	The information appearing in the fourth full paragraph on page 89 of the Preliminary Prospectus is updated as follows: Based on an initial public offering price of $4.00 per share, the intrinsic value of stock options outstanding at September 30, 2010 would have been $1.1 million, of which $0.7 million and $0.4 million would have related to stock options that were vested and unvested, respectively, at that date.

PRINCIPAL STOCKHOLDERS

The information appearing under the caption “Principal Stockholders” in the Preliminary Prospectus is updated as follows: The last two paragraphs on page 181 of the Preliminary Prospectus are updated by the two immediately following paragraphs and the table on page 182 of the Preliminary Prospectus, and certain information appearing in notes (1) through (6) and note (14) to such table, are updated by the first table appearing below and the information in the paragraph immediately following that table:

Abingworth Bioventures, Chicago Growth Partners II, L.P., Clarus Lifesciences I, L.P., Domain Associates, L.L.C., Scale Venture Partners II, LP, Thomas, McNerney & Partners, L.P. and Cam L. Garner, or funds affiliated with them, each of which is a current stockholder and which we refer to collectively as the Current Stockholders, have indicated an interest in purchasing an aggregate of 7,138,895 shares of our common stock in this offering. The information set forth in the first table below assumes the purchase of all of these shares in this offering by the Current Stockholders, with each Current Stockholder purchasing the respective number of shares set forth opposite its name in the second table below. Although we anticipate that the Current Stockholders will purchase, and that the underwriters will sell to the Current Stockholders, all of these 7,138,895 shares of our common stock, indications of interest are not binding agreements or commitments to purchase and the Current Stockholders may determine to purchase less or no shares in this offering and the underwriters may determine to sell less or no shares in this offering to the Current Stockholders.

We have based our calculation of beneficial ownership prior to the offering on 15,690,046 shares of common stock outstanding on September 30, 2010, which assumes the conversion of all outstanding shares of our convertible preferred stock into 14,239,797 shares of common stock and the conversion of all outstanding warrants to purchase shares of our convertible stock into warrants to purchase shares of our common stock. We have based our calculation of beneficial ownership after the offering on 33,563,802 shares of our common stock outstanding immediately after the completion of this offering, which gives effect to (1) the issuance of 3,873,756 shares of our common stock upon completion of this offering as a result of the automatic conversion of the $15.0 million in aggregate principal amount of convertible promissory notes we issued in July 2010, or the 2010 Notes (including accrued interest thereon), based on an initial public offering price of $4.00 per share and assuming the conversion occurs on November 29, 2010 (the expected closing date of the offering), (2) the termination of all of the Series B Warrants upon completion of this offering without those warrants having been exercised, and (3) the issuance of 14,000,000 shares of common stock in this offering, including the purchase of 7,138,895 shares of our common stock in this offering by the Current Stockholders as described in the preceding paragraph. Ownership information assumes no exercise of the underwriters’ over-allotment option and has been calculated as described under the caption “Principal Stockholders” in the Preliminary Prospectus. The references to notes (1) through (14) appearing in the immediately following table refer to the footnotes appearing on pages 182 through 185 of the Preliminary Prospectus, as updated by the information appearing in the paragraph immediately following such table.

	Number of Shares Beneficially Owned		Percentage of Common Stock Beneficially Owned
Beneficial Owner	Prior to Offering	After Offering	Prior to Offering	After Offering
5% or Greater Stockholders:
Funds affiliated with Domain Associates, L.L.C.(1)	3,548,185	6,615,336	22.4%	19.7%
One Palmer Square
Princeton, NJ 08542

Clarus Lifesciences I, LP(2)	3,531,439	5,995,189	22.2%	17.9%
One Memorial Drive, Suite 1230
Cambridge, MA 92142

Scale Venture Partners II, LP(3)	2,358,479	4,084,296	14.9%	12.2%
950 Tower Lane, Suite 700
Foster City, CA 94404

Chicago Growth Partners II, L.P.(4)	2,371,135	2,969,827	14.6%	8.8%
3030 W. Madison Avenue, Suite 250
Chicago, IL 60606

Funds affiliated with Thomas, McNerney & Partners, L.P.(5)	2,127,379	3,165,630	13.4%	9.4%
60 South 6th Street, Suite 3620
Minneapolis, MN 55402

Funds affiliated with Abingworth Bioventures(6)	1,546,365	2,344,468	9.8%	7.0%
3000 Sand Hill Road
Bldg. 4, Suite 135
Menlo Park, CA 94025

Directors and Executive Officers:
Roger L. Hawley(7)	610,000	610,000	3.8%	1.8%

Stephen J. Farr, Ph.D.(8)	450,000	450,000	2.8%	1.3%

David Nassif(9)	125,000	125,000	*	*

J.D. Haldeman(10)	101,248	101,248	*	*

Cynthia Y. Robinson, Ph.D.(11)	90,000	90,000	*	*

James C. Blair, Ph.D.(1)	3,548,185	6,615,336	22.4%	19.7%

Kurt C. Wheeler(2)	3,531,439	5,995,189	22.2%	17.9%

Louis C. Bock(3)	2,358,479	4,084,296	14.9%	12.2%

Arda M. Minocherhomjee(4)	2,371,135	2,969,827	14.6%	8.8%

Ken Haas(6)	1,546,365	2,344,468	9.8%	7.0%

Cam L. Garner(12)	200,250	230,250	1.3%	*

Erle T. Mast(13)	13,500	13,500	*	*

Executive officers and directors as a group (13 persons)(14)	15,115,601	23,799,114	84.0%	69.2%

*	Represents beneficial ownership of less than one percent of our outstanding common stock.

The information regarding the number of shares of common stock issuable upon the automatic conversion of the 2010 Notes (assuming a conversion date of November 29, 2010), the number of shares issuable upon the exercise of the Series B Warrants in connection with this offering (assuming that such Series B Warrants terminate upon completion of this offering without having been exercised) and the number of shares of common stock that we have assumed will be purchased by the Current Stockholders in this offering appearing in notes (1) through (6) on pages 182 through 184 and in note (14) on page 185 of the Preliminary Prospectus is updated as set forth below.

	Number of Shares of Common Stock
Beneficial Owner	To Be Received Upon Conversion of 2010 Notes	To Be Received Upon Exercise of Series B Warrants	To Be Purchased in this Offering
Domain Associates, L.L.C.	—	—	—
Domain Partners VI, L.P.	—	—	—
DP VI Associates, L.P.	—	—	—
Domain Partners VII, L.P.	873,800	—	2,310,589
DP VII Associates, L.P.	14,903	—	39,410
Clarus Lifesciences I, LP	884,492	—	1,750,000
Scale Venture Partners II, LP	589,645	—	1,250,000
Chicago Growth Partners II, L.P.	594,146	—	550,000
Thomas, McNerney & Partners, L.P.	129,855	—	173,399
TMP Associates, L.P.	484	—	647
TMP Nominee, LLC	2,379	—	3,178
Thomas, McNerney & Partners II, L.P.	392,585	—	524,229
TMP Associates II, L.P.	1,473	—	1,967
TMP Nominee II, LLC	4,101	—	5,476
Abingworth Bioventures IV LP	382,613	—	495,750
Abingworth Bioventures IV Executives LP	3,280	—	4,250
Garner Investments, LLC(1)	—	—	30,000
Executive officers and directors as a group (13 persons)	3,342,879	—	6,429,999

(1)	Cam L. Garner, the chairman of our board of directors, is the managing member of Garner Investments, LLC.

Registration rights:	The information appearing in the first sentence of the second paragraph on page 193 of the Preliminary Prospectus regarding registration rights is updated as follows: After this offering and assuming that the Series B Warrants terminate upon completion of this offering without having been exercised, the holders of approximately 18,370,369 shares of common stock (including 3,873,756 shares of our common stock issuable upon completion of this offering as a result of the automatic conversion of $15.0 million in aggregate principal amount of convertible promissory notes, or the 2010 notes, issued in July 2010 (including accrued interest thereon), based on an initial public offering price of $4.00 per share and assuming the conversion occurs on November 29, 2010 (the expected closing date of this offering)) and the holders of warrants to purchase 256,816 shares of common stock that we expect will remain outstanding upon completion of this offering will be entitled to rights with respect to the registration of these shares under the Securities Act. For additional information, see “Description of Capital Stock – Registration Rights” in the Preliminary Prospectus.

Shares eligible for future sale:	The information in the table appearing in the first paragraph on page 197 of the Preliminary Prospectus is updated as follows: Based on the number of shares of our common stock outstanding as of September 30, 2010 and assuming completion of the Pro Forma As Adjusted Transactions described above as of that date and the purchase of 7,138,895 shares of our common stock in this offering by the Current Stockholders, and further assuming no exercise of the underwriters’ option to purchase additional shares of common stock to cover over-allotments and no exercise of outstanding options or warrants (other than in connection with the Pro Forma As Adjusted Transactions), 26,702,697 shares of our common stock will first become available for sale in the public markets 180 days after the date of this free writing prospectus, or longer if the lock-up period referred to under “Underwriting – Lock-up Agreements” in the Preliminary Prospectus is extended, upon expiration of the lock-up agreements, subject in some cases to the applicable volume limitations under Rule 144 under the Securities Act of 1933, as amended. For additional information, see “Shares Eligible for Future Sale” in the Preliminary Prospectus.

Other:	The above information related to the revised pro forma stockholders’ equity as of September 30, 2010 and the number of shares issuable upon the automatic conversion of the 2010 Notes and the termination of the Series B Warrants without having been exercised also updates the related disclosure appearing on pages 186, 187, 192, 199, F-3, F-4, F-9 and F-17 of the Preliminary Prospectus, as applicable. In particular, the 17,079 (in thousands) pro forma issued and outstanding shares of common stock appearing in the “Common stock” line item on page F-3 is updated to 19,564 (in thousands) shares and the information appearing in the pro forma stockholders’ equity at September 30, 2010 column on page F-3 is updated as follows (in thousands): our common stock is changed to $20 and our additional paid-in-capital is changed to $191,585. In addition, the pro forma net loss per share, basic and diluted is changed to $(4.49) and $(3.47) for the year ended December 31, 2009 and the nine months ended September 30, 2010, respectively, and the weighted average pro forma shares outstanding, basic and diluted (in thousands) is changed to 10,057 and 16,810 for the year ended December 31, 2009 and the nine months ended September 30, 2010, respectively, each appearing on pages F-4 and F-17, and the pro forma adjustment to reflect assumed weighted average effect of conversion of convertible notes payable is changed to $1,230 (in thousands) for the nine months ended September 30, 2010 and the pro forma adjustment to reflect assumed weighted average effect of net exercise of Series B warrants is changed to zero and zero for the year ended December 31, 2009 and the nine months ended September 30, 2010, respectively, each appearing on page F-17.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Wells Fargo Securities, LLC toll-free at 800-326-5897 or by email to cmclientsupport@wellsfargo.com, or by calling Leerink Swann LLC toll-free at 800-808-7525 ext. 4814 or by email to Syndicate@Leerink.com.